Filed by Rentrak Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rentrak Corporation

Commission File No.: 000-15159

Date: September 30, 2015

COMSCORE INVESTOR CALL

MEL WESLEY

Thank you. Good afternoon, and welcome to comScore’s investor update call.

I’m Mel Wesley; comScore’s Chief Financial Officer and with me today is Serge Matta, President and Chief Executive Officer of comScore, Bill Livek, Vice Chairman and Chief Executive Officer of Rentrak, and David Chemerow, Rentrak’s Chief Operating Officer and Chief Financial Officer.

SLIDE 2: Cautionary Statement

Before we begin, please allow me to read the following disclaimer regarding our use of forward-looking information and non-GAAP financial measures.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Examples of these forward-looking statements are identified in comScore and Rentrak’s joint press release regarding this call. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. Various factors, including those in comScore and Rentrak’s joint press release regarding this call, could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

Non-GAAP Measures

This communication may contain certain measures that are not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Management believes that these non-GAAP financial measures are useful to investors and others in evaluating the proposed business combination. For further detail about the definition and reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measure or measures, are available in comScore and Rentrak’s most recent earnings press releases for its most recently completed quarters as filed on Form 8-K with the SEC. Reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure or measures is also included in the appendix to slides accompanying this communication.

Next slide….

SLIDE 3: Cautionary Statement (Continued)

We have a presentation posted on our IR website under Events & Presentations that corresponds to our comments today and will be helpful as you follow along.

With that, I will now turn the call over to Serge.

SLIDE 4: Combination of Industry Leaders

SERGE MATTA

Thank you, Mel and good afternoon everyone.

I’m very excited to announce today comScore and Rentrak have reached a definitive merger agreement.

This merger combines two media measurement leaders. Together, we will define the future of measurement and pave the way for the introduction of a new cross-platform ratings currency.

Next slide….

SLIDE 5: The Complete Picture

With this agreement, comScore will be positioned to provide the complete picture of how viewers consume content across all platforms.

The resulting company will have expansive information assets, including data from 120 million televisions and devices, 100,000 movie screens, a 2 million person global internet panel, and 1.8 trillion digital interactions captured every month.

On behalf of all the leadership at comScore and Rentrak, I am incredibly enthusiastic about the future we’re going to build together.

Bill and I will both share our perspectives on this and our rationale for the deal, but I know you’re eager to understand the details of this agreement, so let me step through the main components.

Let’s move to slide 6…

SLIDE 6: Transaction Overview

We have agreed to merge in an all stock deal based on a 1.15 exchange ratio. comScore shareholders will own 66.5% of the combined company, and Rentrak shareholders will own 33.5% of the combined company.

The rationale for this merger is strong and multi-faceted. Bill and I will both expand on this in a moment—but at the topline, we’re combining two innovative, big-data organizations with similar approaches to measurement to provide an independent, trusted basis for media buying and selling in a cross-platform world.

The combined company will have greatly enhanced scale, strong growth momentum, a strong balance sheet and upside from significant potential synergies.

This agreement has been approved by the Board of Directors of both companies and is of course subject to customary closing conditions and regulatory approvals.

Assuming the deal closes in early 2016, we expect that the transaction will be mildly dilutive to comScore’s Non-GAAP EPS in 2016, but accretive to 2017. The combined company expects total synergies of at least $20 million in 2016 and at least $35 million in 2017. The Company also expects a significant portion of the synergies to be revenue related, which it expects to grow over time.

We’re excited about the opportunity to cross sell our existing products, and to develop new products that we believe our customers are ready to buy. As such, we believe our revenue synergies will be significant in the future. We will provide guidance for the combined company after the transaction closes.

Next Slide…

SLIDE 7: Additional Transaction Details

Under the terms of our agreement, I will continue to serve as Chief Executive Officer at comScore and I’m delighted that Bill Livek will serve as our President and Executive Vice Chairman of the board.

Mel Wesley will continue as the Chief Financial Officer and Chris Lin will continue as comScore’s General Counsel and Chief Privacy Officer. David Chemerow will serve as a strategic advisor to me with a focus on the successful integration of the two companies.

One of the great things about this merger is the opportunity to combine our very strong talent base, and the balance of the management team will be comprised of executives from both companies.

Likewise, our Board of Directors will expand to 12 members and will include the 8 members from the current comScore board and 4 members from the current Rentrak board. Dr. Magid Abraham will remain as Executive Chairman of the combined entity.

Under this new structure, comScore will continue to remain independent of WPP. As an investor in both Rentrak and comScore, WPP will own approximately 16% of the company post-merger and has an option to increase that stake up to 19.9%. As is the case today, WPP will not have a seat on our board—either as a member or observer.

The combined company will have more than 30 office locations around the globe, with headquarters in Reston Virginia. We will continue to trade on the NASDAQ under the symbol SCOR.

That summarizes the key details of this transaction. Let me now talk about why this combination is so powerful.

Next slide…

SLIDE 8: Venn Diagrams

There are so many great things about this deal, including that our missions of making audiences and advertising more valuable are the same.

Combining with Rentrak perfectly aligns with and significantly expands the scope of this mission.

We’ve focused on a strategy that takes advantage of three key trends shaping the media, television and advertising ecosystems:

•	The rapid emergence of the multi-platform consumer who connects with media across multiple devices and platforms,

•	The ubiquity of video and television that’s reaching consumers through increasingly digital channels and challenging existing business models, and

•	The rise of advertising automation which is changing how advertising is bought and sold

As Bill and I have spoken over the past several months it’s become clear that a merger of our two companies significantly sharpens our ability to execute this strategy and greatly enlarges our addressable market.

We are able to provide a complete picture of the cross-platform viewer, across all distribution platforms and devices. In addition to paving the way for a new cross-platform ratings currency, the combined company will also be uniquely positioned to measure cross-media advertising effectiveness at scale.

I’d like to now turn it over to Bill Livek to share his perspective on the opportunity we’re pursuing.

Next slide….

BILL LIVEK

Thank you, Serge and good afternoon everyone.

The ultimate rationale for this merger is quite simple: together we have an improved ability to deliver what our clients and the media industry have long been asking for – a comprehensive cross-platform measurement currency that accounts for all the ways in which content is consumed, whether that viewing happens on live or time-shifted TV, video on demand, desktop, mobile, over-the-top devices, or in the movie theater. Remember that Rentrak is the census currency measurement for movies and video on demand. Our massive and passive measurement of total TV paves the way for us to introduce a currency that is reflective of how the consumer is consuming content today.

Next slide…

SLIDE 9: Technology has changed how we watch TV

Over the better part of the past decade, TV measurement has grown more complex as people began viewing content on their own terms and on their own time. At the same time, we’ve seen the emergence of digital media, which has expanded from the PC to mobile devices to an increasing number of connected devices in the home. Putting all of these pieces together in a comprehensive measurement system is no small feat, and it requires completely new rules of engagement, which our clients have been asking for. That’s what this merger is about – giving the clients what they’ve been asking for.

As I have consistently said, based on the facts of Rentrak’s measurement, the television ecosystem has never been healthier. Consumers are watching more ad-supported television, when you consider their increased usage of VOD and DVRs. And, there is dramatically more ad supported viewing when we add the additional viewership from the Internet. Our network clients have been telling investors for years that traditional measurement services have been under measuring their viewership. And, now our combined company can soon prove this, which will let the networks price and sell their inventory effectively.

Next slide….

SLIDE 10: Solving the Cross Platform Measurement Challenge

The time has come to build this measurement system of the future, and that’s what the merger of comScore and Rentrak will allow us to do. Fortunately we have a head start: in fact, both companies have individually made enormous progress in revolutionizing media measurement.

Rentrak was the first to begin reporting TV ratings using set-top box data as a core asset, and comScore was the first company to provide unduplicated person-based reporting of audiences across, TV, desktop, smartphones and tablets. Both these measurement systems were built using census-based information, which will be central to next generation measurement.

The measurement system of the future must be equipped to adapt to consumers’ rapidly changing consumption habits and the increasingly fragmented media environment. The days of measuring media platforms in silos are over – we are looking ahead and giving the industry exactly what they’ve been asking for: a new, more comprehensive measurement system.

Next slide….

SLIDE 11: Compelling Strategic Rationale

Throughout the two companies’ years of collaboration, we’ve realized that Rentrak and comScore have a shared vision for the future. We have complementary information assets and products, big data talent and technology, and a culture of innovation that is required to deliver this measurement system of the future that accounts for all the ways content is viewed. This will give us an improved ability to deliver what our clients want.

And now I’ll hand the call back over to Serge.

SERGE MATTA

SLIDE 12: Powerful Products

The merger of the two companies provides a combined set of offerings that create broader market opportunities with significant benefits for the industry, clients, shareholders and employees.

First, our combined information assets provide us with massive data scale for an in-depth understanding of consumer behavior. Together, we have robust panel and census measurement assets across all digital and TV platforms.

We will offer digital reporting about consumer behavior on desktop, smartphone, tablet, and over-the-top devices, encompassing 1.8 trillion digital interactions each month. Our television reporting will include TV viewing behavior for live and time-shifted consumption and full census coverage of video on demand, based on a footprint of 120 million televisions and devices. Together, this improves national and local market coverage, and delivers the reporting scale that’s demanded by our clients.

These capabilities enable us to enhance and broaden our measurement offerings. These combined assets will strengthen products such as Media Metrix Multi-Platform, vCE and AdEffx, Xmedia, TV Everywhere, On Demand Everywhere, and Movies Everywhere.

This richer product portfolio will allow us to deliver stronger, more relevant insights to our clients, giving them a holistic understanding of their cross-platform media planning and advertising efforts. Finally, the combined companies will be able to expand our ability to deliver solutions for key industry verticals.

Next slide….

SLIDE 13: Summary Financial Profile

The combination of our companies delivers enhanced scale, with a combined pro forma of $2.4 billion market cap, $457mm in revenue, and $10omm in adjusted EBITDA in the twelve months ended June 30, 2015. Both companies have strong recent revenue growth – 17% for comScore and 33% for Rentrak for the latest 12 months ended June 30, 2015 compared to the prior period.

Together, we also have strong profitability with a 22% pro forma adjusted EBITDA, and prospects for further margin expansion. Our significant cash and excess liquidity allow for additional investment and/or the return of capital to shareholders, with many potential upsides resulting from the combined companies’ synergies.

Next slide.

SLIDE 14: comScore + Rentrak

Now we’ll take your questions …

SERGE, BILL, MEL, DAVID Q&A

SERGE MATTA

As you can tell, comScore and Rentrak couldn’t be more excited to expand our relationship and begin working more closely together to accelerate the pace of innovation and give the media industry what it’s been clamoring for. Together we look forward to building world-class cross-platform solutions that will define the future of measurement.

Thank you for your participation today. We’ll speak with you again soon.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore stockholders or Rentrak shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC

CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (310) 279-5980, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

comScore + Rentrak

Defining the Future of Measurement

Investor Presentation September 29, 2015

omScore products, refer to http://comscore.com/About_comScore/Patents

Cautionary Statements

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore or Rentrak stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

Non-GAAP Measures

This communication may contain certain measures that are not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Management believes that these non-GAAP financial measures are useful to investors and others in evaluating the proposed business combination. For further detail about the definition and reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measure or measures, are available in comScore and Rentrak’s most recent earnings press releases for its most recently completed quarters as filed on Form 8-K with the SEC. Reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure or measures is also included in the appendix to this communication.

© comScore, Inc. Proprietary. 2

Cautionary Statements (Continued)

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (310) 279-5980, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore and Rentrak stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

© comScore, Inc. Proprietary. 3

Combination of industry leaders

Defining the future of measurement

© comScore, Inc. Proprietary. 4

The complete picture for how viewers consume content

Movies OnDemand TV Desktop Mobile OTT

© comScore, Inc. Proprietary. 5

Transaction overview

Structure and consideration	• Stock for stock merger • Exchange ratio: 1.15 comScore shares for each Rentrak share • Implied ownership of 66.5% comScore shareholders / 33.5% Rentrak shareholders
Strong strategic rationale	• Provide trusted basis for transactions in cross-platform media buying and selling • Combines innovative, big data organizations with similar approaches to measurement • Unparalleled combination of information assets with expansive digital and TV household
Compelling financial impact(1)	• Enhanced scale • Strong growth momentum, excellent profitability and opportunity for margin expansion • A conservatively capitalized balance sheet • Expect mild dilution in 2016 and accretion in 2017 on a Non-GAAP EPS basis, with total synergies of at least $20M in 2016 and at least $35M in 2017
Approvals and closing	• Approved by Boards of Directors of both companies • Subject to customary closing conditions and regulatory approvals • Expect to close in early 2016

(1) See Appendix of this presentation for a reconciliation of Revenue and Adjusted EBITDA as of 6/30/15

comScore | RENTRAK
© comScore, Inc. Proprietary.
6

Additional transaction details

Senior management	• Serge Matta, Chief Executive Officer • Bill Livek to become President and Executive Vice Chairman • Mel Wesley, Chief Financial Officer • Christiana Lin, General Counsel & Chief Privacy Officer • David Chemerow, Strategic Advisor to the CEO • Balance of management team will be a combination of the two existing teams

Board of Directors	• 12 member Board structure comprised of:
	  • 8 members from comScore Board
	  • 4 members from Rentrak Board
	• Dr. Magid Abraham to remain as Executive Chairman
	• Board remains independent from WPP
	  • WPP has no board seat/observer rights
	  • 16% ownership post-merger, contractually limited not to acquire more than 19.9%

Corporate headquarters	• Reston, Virginia • 30+ global office locations
Ticker	• Combined company to trade as SCOR on NASDAQ

comScore | RENTRAK
© comScore, Inc. Proprietary.
7

Transaction reaffirms position at intersection of key macro-trends, while expanding market and potential for future growth and value creation

Pre-Merger Post-Merger

MOBILE MULTI-PLATFORM CONSUMER UBIQUITOUS DIGITAL VIDEO ADVERTISING AUTOMATION MOBILE&MULTI-PLATFORM CONSUMER MOVIES, TV DIGITAL VIDEO EVERYWHERE ADVERTISING AUTOMATION

© comScore, Inc. Proprietary. 8

Technology has fundamentally changed how we watch TV

© comScore, Inc. Proprietary. 9

Solving the cross-platform measurement challenge

Rapidly changing consumption habits and increasingly fragmented media environment

Siloed TV and digital measurement is no longer sufficient

Clients require insights to make audiences more valuable and advertising more relevant

Innovation and industry leadership required to solve these challenges

Comprehensive cross-platform measurement needed to accurately report “what, where, when and how” people view content

© comScore, Inc. Proprietary. 10

Compelling strategic rationale driving our combination

Shared vision for future of measurement – siloed ratings not sufficient for changing environment

Future media measurement must account for all ways content is viewed

Powerful combination of highly complementary products and data assets

Big data talent and technology combined with culture of innovation and thought leadership

Improved ability to deliver comprehensive cross-platform measurement currency our clients need

© comScore, Inc. Proprietary. 11

Powerful and innovative products

In-depth understanding of consumer behavior

- Panel + census measurement for digital and TV platforms
- Digital consumer behavior on desktop, smartphone, tablet and OTT
- >1.8 trillion monthly digital interactions
- TV viewing behavior for live, time-shifted, VOD
- Massive data footprint – 120mm TVs and devices
- Improved national/local market coverage

Enhanced and broader measurement offerings

- Media Metrix Multi-Platform
- vCE + AdEffx
- Xmedia
- TV Everywhere
- On Demand Everywhere
- Movies Everywhere

Stronger client insights

- More holistic understanding of cross-platform media planning and effectiveness
- Expanded coverage of key industry verticals, including entertainment, political and auto

Creates broader market opportunities and significant financial upside

comScore | RENTRAK
© comScore, Inc. Proprietary.
12

Summary financial profile

Side-by-side financials Commentary

LTM 6/30/2015 comScore Rentrak Combined • Enhanced scale ($457mm revenue and $100mm adjusted EBITDA)

Market cap.

($bn) $1.7 $0.7 $2.4

Strong revenue growth momentum

(17% for comScore, 33% for Rentrak for LTM 6/30/15)

Revenue

($mm) $349 $108 $457

Excellent profitability (22% combined adjusted EBITDA

Adj. EBITDA margin) and prospects for further margin expansion

($mm) $85 $15 $100

Significant cash and excess liquidity for additional

Adj. EBITDA

Margin (%) 24% 14% 22% investment or return of capital to shareholders Cash on hand • Potential upsides from synergies

($mm) $188 $79 $267

Note: Market capitalization based on share prices as of September 29, 2015

Note: Financial information based on most recently reported public information filed or furnished publicly to the SEC by each of comScore and Rentrak. LTM refers to the last twelve months ended June 30, 2015.

© comScore, Inc. Proprietary. 13

Combination of industry leaders

Defining the Future of Measurement

© comScore, Inc. Proprietary. 14

Appendix

© comScore, Inc. Proprietary. 15

comScore – Adjusted EBITDA Reconciliation

Reconciliation of revenue and income before income taxes to Non-GAAP revenue, Non-GAAP net income and Adjusted EBITDA

(dollars in millions, except per share amounts) (unaudited)	Fiscal year ended Dec 31,		Six months ended June 30,		LTM ended June 30,
	2013	2014	2014	2015	2015
Revenue	$286.9	$329.2	$156.9	$178.7	$351.0
Adjustment to exclude non-Health Copy-Testing and Configuration Manager products	(1.3)	—	—	—	—
Adjustment to exclude Mobile Operator Analytics products	(10.6)	(4.0)	(2.1)	(0.4)	(2.3)
Non-GAAP Revenue (1)	**$274.9**	**$325.2**	$154.8	$178.3	$348.7
Income/ (Loss) before income taxes	**2.1**	**(15.2)**	**(3.4)**	**(12.4)**	**(24.2)**
Deferred tax benefit / (provision)	(2.4)	13.2	1.4	(0.4)	11.3
Current tax benefit / (provision)	(2.0)	(7.9)	(2.0)	0.7	(5.1)
Net loss	**(2.3)**	**(9.9)**	**(4.0)**	**(12.1)**	**(18.0)**
Amortization of intangible assets	8.0	7.2	3.9	5.7	9.0
Impairment of intangible assets	—	9.7	—	—	9.7
Stock-based compensation	27.0	42.0	16.3	30.4	56.1
Costs related to acquisitions, restructuring and other infrequently occurring items	7.0	5.6	3.4	3.2	5.3
Settlement of litigation, net	(1.4)	2.7	2.9	(0.7)	(0.8)
Gain / (Loss) on asset disposition	(0.2)	—	—	5.2	5.2
Adjustment to exclude non-Health Copy-Testing and Configuration Manager products	**(0.2)**	—	—	—	—
Adjustment to exclude Mobile Operator Analytics products	1.2	**4.6**	2.5	1.6	3.8
Non-cash portion of current tax provision related to excess tax benefits from stock based compensation (2)	—	5.8	1.2	—	4.6
Deferred tax (benefit) / provision	2.4	(13.2)	(1.4)	0.4	(11.3)
Non-GAAP net income (1)	**41.5**	**54.5**	**24.7**	**33.8**	**63.6**
Current tax provision / (benefit)	2.0	2.1	0.9	(0.7)	0.5
Depreciation	16.8	18.0	8.6	10.3	19.8
Interest and other expense, net	0.9	1.2	0.5	0.8	1.5
Adjusted EBITDA (1)	**$61.3**	**$75.9**	**$34.6**	**$44.2**	**$85.4**
Adjusted EBITDA margin (%)	*22%*	*23%*	*22%*	*25%*	***24%***

(1) comScore classified its Mobile Operator Analytics Division as held for sale in the fourth quarter of 2014. All year-to-date 2015 and 2014 amounts include adjustments to exclude the Mobile Operator Analytics Division and are based on management's estimates of the revenue and results of operations of the aforementioned division

(2) Included in the tax provision for the three and six months ended June 30, 2014 was $0.9 million and $1.2 million, respectively, of non-cash current tax expense related to excess tax benefits from stock based compensation

comScore | RENTRAK
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Rentrak – Adjusted EBITDA Reconciliation

Reconciliation of GAAP and Non-GAAP Financial Measures Adjusted EBITDA & Non-GAAP Diluted EPS

Fiscal year Three months LTM (In millions, except per share amounts) ended March 31, ended June 30, ended June 30, (Unaudited) 2014 2015 2014 2015 2015

Revenue $75.6 $102.9 $22.3 $27.5 $108.1

Net income (loss) attributable to Rentrak Corporation (4.3) (2.0) (1.0) 1.6 0.5

Adjustments:

Income from discontinued operations, net of income taxes (2.8) (3.2) (0.3) — (2.8) Provision (benefit) for income taxes (1.9) (0.4) — 0.7 0.2 Reduction in valuation allowance on deferred tax assets (0.3) — — — — Investment income, net (0.2) (0.4) (0.1) (0.2) (0.6) Depreciation and amortization from continuing operations 5.9 7.5 1.7 2.3 8.2 Stock-based compensation from continuing operations(1) 5.4 7.8 1.7 1.8 8.0

Adjusted EBITDA $1.9 $9.4 $2.0 $6.2 $13.5 iTVX stock-based compensation 2.7 (0.2) (0.5) (3.7) (3.4) Acquisition costs 0.3 4.8 — 0.2 5.0

Adjusted EBITDA before iTVX stock-based compensation and acquisition costs $4.9 $14.0 $1.5 $2.7 $15.1

Adjusted EBITDA margin (%) 6% 14% 7% 10% 14%

(1) Excludes iTVX stock-based compensation

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Questions

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